EXHIBIT 99.1
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FIRST QUARTER 2004 REPORT

THIS FIRST QUARTER REPORT AND INTERIM MD&A CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING, BUT NOT LIMITED TO, WEATHER CONDITIONS AFFECTING THE OIL PATCH; DRILLING RIG AVAILABILITY; DEMAND FOR OIL AND GAS; SUPPLY, DEMAND AND PRICE FOR SCRAP METAL AND OTHER RAW MATERIALS; SUPPLY, DEMAND AND PRICE FOR ELECTRICITY AND NATURAL GAS; DEMAND AND PRICES FOR PRODUCTS PRODUCED BY IPSCO; GENERAL ECONOMIC CONDITIONS; AND CHANGES IN FINANCIAL MARKETS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH CANADIAN SECURITIES REGULATORS (AT WWW.SEDAR.COM) AND THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO'S ANNUAL REPORT FOR 2003, ITS MD&A, PARTICULARLY AS DISCUSSED UNDER THE HEADING "BUSINESS RISKS AND UNCERTAINTIES," ITS ANNUAL INFORMATION FORM AND ITS FORM 40-F.

PRESIDENT'S LETTER TO THE SHAREHOLDERS

I am very pleased to report record sales and earnings due to a significant shift in the market conditions facing IPSCO and a continuing solid performance by the IPSCO team. The combination of record quarterly shipments and higher selling prices reflects a significant reversal over the experience of the last several years. We had record quarterly shipments of energy tubular products primarily because of strong drilling activity. As well, the North American industrial markets we serve with both plate and tubular products also strengthened considerably and are continuing to build momentum.

All IPSCO steel mill facilities were producing at or near capacity with demand from existing and new customers exceeding that level. Unprecedented increases in scrap costs continued to be a concern to IPSCO and our customers. The raw material surcharge implemented at the beginning of this year has helped mitigate the impact on IPSCO; however, we are aware of the overall impact that higher costs have on the marketplace. We are starting to see scrap costs decline from record high levels and have adjusted our surcharges accordingly. Further reductions are anticipated.

The global conditions that have given rise to the current market circumstance continue to be reflected in IPSCO's business. The combination of a weaker US dollar and a strong global demand for traded steel, together with mill closures due to bankruptcies, has reduced the available supply in North America. With steel demand picking up as the North American economy grows, this changed supply-demand balance has resulted in price increases. A major disruption in these existing strong conditions is not anticipated this year.

The order book for our plate facilities is full through the second quarter and current demand for the second half of the year reflects strengthening economies in both the U.S. and Canada. IPSCO is well positioned to capitalize on these improving market conditions. Demand for energy tubular goods in Western Canada will temporarily wane because of spring breakup. However, all indications are that North American drilling rates and related consumption of our oil country tubular goods will remain robust throughout 2004.

Production and delivery against the previously announced 36-inch diameter pipe contract has proceeded well .

We started 2004 with increasing optimism about IPSCO prospects: confident we were well positioned for both short-term improvements and long-term sustainable success. Nothing we have seen so far has dampened those expectations. After several difficult years, IPSCO should commence to earn a reasonable return on investment with record sales and earnings in 2004 barring any unforeseen market changes or operational problems.


/s/ David Sutherland
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David Sutherland
President and Chief Executive Officer
April 26, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Record net income attributable to common shareholders was $29.6 million or 54 cents per diluted share. This was substantially better than the net income attributable to common shareholders of $1.5 million (3 cents per diluted share) reported for the first quarter of 2003, and net income attributable to common shareholders of $7.3 million (15

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cents per diluted share) reported for the prior quarter.

Record quarterly sales of $482.9 million were $203.0 million or 73% higher than the $279.9 million reported in the first quarter of 2003. Composite pricing was up $100 per ton, including the raw material surcharge, and tons shipped increased 39% relative to last years first quarter. The translation effect of a stronger Canadian dollar accounted for $26.6 million of the sales increase. Sales were up $101.4 million or 27% over the prior quarter while tons shipped increased 4%. Steel mill product sales of $269.1 million were up 72% over the same quarter last year and up 18% over the prior quarter, reflecting stronger industrial markets and improved pricing. Tubular product sales, excluding large diameter pipe, were at record levels on the strength of drilling activity in North America. The average active Canadian rig count was up 7% over the first quarter of 2003 and up 29% compared to last quarter. The average active U.S. rig count was up 24% over the first quarter of 2003. Sales of large diameter pipe were up significantly compared to the first quarter of last year and the prior quarter reflecting shipments against the Grade 80 pipe contract previously announced.

Gross income of $77.4 million for the quarter was $54.2 million higher than the same period last year and up $36.1 million over last quarter. Quarterly gross margins improved to 16.0% in 2004 compared to 8.3% in the first quarter of 2003 and 10.8% in the final quarter of 2003. The average per ton cost of consumed scrap soared 71% over the first quarter of 2003 and was up 34% over the prior quarter. Composite conversion costs for the three steelworks were better than last year exclusive of the effects of higher raw material costs. The raw material surcharge partially offset the scrap cost increases, and combined with higher average pricing resulted in the gross margin improvement.

Effective as of January 1, 2004 the minimum annual rate of amortization on major machinery and equipment was raised from 4% to 5%, reflecting today's very strong run rates as well as past experience. This change in estimate increased amortization expense for the quarter by about $3 million and will add about $12 million to annual operating costs going forward.

Quarterly utilization rates and production tons were much higher for the Mobile Steelworks compared to the first quarter of 2003, and were down modestly for the Regina and Montpelier Steelworks primarily reflecting changes in product mix and maintenance work. Utilization rates for all three steelworks were down marginally compared to last quarter, again reflecting targeted product mix changes. Increased utilization of IPSCO's downstream pipe mills played an equally important role in reducing costs relative to prior quarters. The large diameter pipe mill utilization was 92% in the first quarter of 2004, up substantially from 37% in the same quarter of 2003, and 50% during the fourth quarter of 2003. Average utilization of the ERW pipe mills in the United States increased from 58% in the first quarter of 2003, to 77% this quarter.

Quarterly selling, research and administration expenses totaled $15.7 million, up 31% over the first quarter of 2003 and up 13% over last quarter This expense category improved to 3.3% of sales, compared to 4.3% in the first quarter of 2003 and 3.7% in the prior quarter. A higher provision for bad debts accounted for about half of the year-over-year increase and reflects the significantly higher sales and receivables levels being experienced. The translation effect of the stronger Canadian dollar also added $1.0 million to reported expense. Most of the increase over the prior quarter resulted from the bad debts provision.

Interest expense on long-term debt was $9.3 million, comparable to last quarter, but up 62% or $3.6 million over the expense reported in the first quarter of 2003, principally reflecting the June 2003 bond issue. This $200 million note carries an interest rate of 8.75% which is higher than the debt it replaced, lengthened IPSCO's loan portfolio maturities, and the balance will be used to retire the Preferred Shares next month, resulting in future reductions of almost $4 million in preferred share dividends over the balance of 2004.

The effective tax rate of 38% was up just slightly over the 36% rate recorded in the first quarter of 2003, but down considerably from the 2003 annual rate of 50%. This improvement over the 50% rate is directly related to the decision to not recognize net tax benefits on 2003 operating losses in the U.S. First quarter results and current projections indicate that U.S. operations will be profitable in 2004.

FINANCIAL POSITION AND LIQUIDITY

Cash at March 31, 2004 was $153.3 million, up $21.7 million in the quarter. There were no outstanding borrowings under IPSCO's revolving term credit facility and the funded debt to total capitalization ratio was 39.6% at the end of

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2003 and 38.8% at March 31, 2004. Availability under existing borrowing facilities was $187 million at quarter end. IPSCO intends to use $111 million during the second quarter to redeem the Preferred Shares, as previously announced.

Cash generated from operations, before changes in working capital, totaled $64.7 million, more than twice the first quarter of 2003, and $19.4 million more than the prior quarter. Use of cash during the quarter included $49.6 million for accounts receivable reflecting record sales levels and $4.8 million for inventory. A total of $27.9 million in cash was derived from accounts payable and accrued charges during the quarter.

Investments in capital assets were $8.6 million, up $5.1 million over the first quarter 2003 level. This spending level is reasonably indicative of capital needs going forward and reflects the significant past investment made in IPSCO's modern new mills. As previously disclosed, new investment for 2004 is expected to be about $30.0 million. Other uses of cash during the first quarter included $3.4 million for dividends and $4.3 million for interest on the subordinated notes. IPSCO also used $5.9 million to acquire the mortgage related to one of its leased coil processing facilities.